[Letterhead of Marshall Edwards, Inc.]

July 1, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Re:	Marshall Edwards, Inc.
Registration Statement on Form S-3 (File No. 333-174789)

Ladies and Gentlemen:

This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated June 21, 2011, to the undersigned Daniel P. Gold, PhD, Chief Executive Officer of Marshall Edwards, Inc. (the “Company”), with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on June 8, 2011.

This letter recites each Staff comment and then provides the Company’s response to that comment.

General

1. We note that you are registering the sale of 5,251,315 common shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

Securities and Exchange Commission

July 1, 2011

•	The relationship of each selling shareholder to you, including an analysis of whether the selling shareholder is an affiliate;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the warrants upon exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response: The Company respectfully submits that the offering is a valid secondary offering under Rule 415(a)(1)(i). Rule 415(a)(1)(i) states that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

The Company respectfully submits that the re-characterization of a secondary offering as an offering “by or on behalf of the registrant” has a significant negative impact on the ability of a selling shareholder to effect the resale of its securities. Accordingly, re-characterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital and the Company believes that the Staff should only re-characterize a secondary offering as being on behalf of a registrant after a careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the complexity of the analysis of certain transactions under Rule 415 and has set forth certain factors that it considers in determining whether an offering styled as a secondary offering should be recharacterized as a primary offering on behalf of an issuer in Compliance and Disclosure Interpretation 612.09 (the “C&DI”):

•	How long the selling shareholders have held the shares

•	The circumstances under which the selling shareholders received the shares

•	The relationship of the selling shareholders to the issuer

•	The number of shares being sold

•	Whether the selling shareholders are in the business of underwriting securities

•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As the C&DI also indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Securities and Exchange Commission

July 1, 2011

Each of the relevant factors cited in the Staff’s June 21 comment letter, as well as certain additional factors listed in the C&DI, are discussed below in the context of the instant transaction. For the reasons set forth below, the Company believes that, upon proper consideration of all of those factors, the offering of securities to be registered pursuant to the Registration Statement is a secondary offering and not a primary offering and is eligible to be made under Rule 415(a)(1)(i) under the Securities Act of 1933 (the “Securities Act”) as contemplated by the Registration Statement.

Background

In recognition of the need for additional working capital to fund, among other things, clinical development of the Company’s product candidates, early in the second quarter of 2011, the Company engaged an investment bank, Roth Capital Partners, LLC (the “Placement Agent”), to help it identify different financing alternatives. Based on the Company’s stock price on The Nasdaq Capital Market (“Nasdaq”), the state of the capital markets for similarly situated companies and the Company’s need to obtain additional working capital in a timely manner, the Placement Agent and the Company’s management and Board agreed that a private placement of securities targeting institutional investors had the highest likelihood of success. The Placement Agent then began to contact potential investors on behalf of the Company to discuss a proposed private placement of shares of the Company’s common stock, par value $0.00000002 (the “Common Stock”), and warrants to purchase shares of Common Stock.

On May 16, 2011, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Securities Purchase Agreement”) with two accredited investors, Hudson Bay Master Fund Ltd. and Capital Ventures International (the “Investors”), which amended and restated in its entirety the Securities Purchase Agreement, dated May 2, 2011 (the “Original Purchase Agreement”), among the Company and the Investors to address compliance with certain Nasdaq requirements after consultation with Nasdaq staff, including the elimination of series C warrants provided for in the Original Purchase Agreement. As amended, the Securities Purchase Agreement is in full compliance with Nasdaq corporate governance requirements, a factor the staff has deemed relevant to this analysis.1 On May 18, 2011, the Company issued the following securities (the “Transaction”) under the Securities Purchase Agreement:

•	835,217 shares of Common Stock, at a purchase price of $1.333 per share;

•

Series A warrants (the “Series A Warrants”), which represent the right to purchase up to 626,413 shares of Common Stock, which number of shares issuable upon exercise of such Series A Warrants shall increase by up to 1,624,151 shares to an aggregate of 2,250,564 shares upon the exercise of the Series B Warrants (as defined below) upon the terms described below; and

[1]	Remarks of Thomas Kim, Chief Counsel, Division of Corporation Finance, PLI Securities Regulation Institute (November 2010).

Securities and Exchange Commission

July 1, 2011

•	Series B warrants (the “Series B Warrants”, and collectively with the Series A Warrants, the “Warrants”) which represent the right to purchase up to 2,165,534 shares of the Common Stock.

In addition, the Company agreed to issue to the private placement investors, additional shares of the Common Stock (“Adjustment Shares”) to the extent the applicable price, calculated as described below, of the Common Stock is below $1.333 per share on a limited number of specified dates (“Adjustment Dates”). An Adjustment Date will occur no later than the six-month anniversary of the May 18, 2011 issuance of Common Stock in the Transaction (if the Company fails to maintain the effectiveness of any registration statement covering the shares of Common Stock and shares underlying the Warrants issued in the Transaction or the public information required by Rule 144 during a period of 60 days after the prior Adjustment Date there may be either one or two additional Adjustment Dates during the period ending June 26, 2012) and an Adjustment Date will occur upon the Company’s issuance of securities at a deemed price below $1.333 during the 12-month period following May 18, 2011). The number of Adjustment Shares issuable is initially limited to 649,242, subject to proportionate increases to the extent the Series B Warrants have been exercised prior to an applicable Adjustment Date, up to a maximum of 2,332,583 shares. The Adjustment Shares are not included on the Registration Statement.

The shares of Common Stock, the Series A and Series B Warrants and the Adjustment Shares were offered and sold in a private placement transaction exempt from registration under the Securities Act in reliance upon Section 4(2) under the Securities Act and Regulation D promulgated thereunder. Each of the investors represented to the Company that it is an “accredited investor” as defined in Rule 501 of Regulation D. The Company has never engaged in a private placement transaction with the Investors in the past.

Date on which and manner in which each selling shareholder received the shares and/or the overlying securities

As described above, the closing of the issuance of the 835,217 shares of Common Stock under the Securities Purchase Agreement occurred on May 18, 2011, on which date the Investors also acquired Series A Warrants and Series B Warrants to purchase up to an aggregate of 4,416,098 shares of Common Stock. The Series A Warrants to purchase up to 2,250,564 shares of Common Stock will not be exercisable until six months after the May 18, 2011 issuance and the Series B Warrants to purchase up to 2,165,534 shares of Common Stock will be exercisable only after stockholder approval of the Transaction has become effective, which will occur 20 days after the Company mails a definitive information statement to stockholders giving notice of the May 18, 2011 approval of the Transaction by written consent of the Company’s majority stockholder, and certain other conditions are satisfied or waived by the Investors. Additionally, the Series A Warrants are initially exercisable for 626,413 shares of Common Stock and only become exercisable for up to 1,624,151 additional shares of Common Stock to the extent the Series B Warrants are exercised. Upon the satisfaction of certain conditions, including the effectiveness of stockholder approval referred to above, the Company can require the Investors to exercise their Series B Warrants.

Under the Staff’s Compliance and Disclosure Interpretation 116.19, the Staff stated that an issuer may be permitted to register securities underlying convertible securities prior to the issuance of the underlying securities if the convertible securities were issued in a valid private placement under Section 4(2) of the Securities Act. Accordingly, there is no minimum holding period during which the Investors must own securities prior to their eligibility for registration in a valid secondary offering. Nevertheless, the Investors have now incurred significant risk as a result of

Securities and Exchange Commission

July 1, 2011

holding the aggregate 835,217 shares of Common Stock and the Warrants exercisable for the balance of the shares of Common Stock included on the Registration Statement for 43 days and will likely be required to hold their shares of Common Stock for an extended period of time.

The Company respectfully submits that registration of the re-sale of the shares of Common Stock issuable in the Transaction should not equate to intent to distribute. As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with Section 4(2) of the Securities Act and Regulation D promulgated thereunder. All of the Investors specifically represented that they were acquiring their securities for investment and not with the purpose or intent of effecting a distribution in violation of the Securities Act.

The Company respectfully further submits that there are a number of reasons why investors want the re-sale of shares registered other than to effect a distribution. For example, many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently. The Company believes that it would be irresponsible for such investors not to have the re-sale of their shares registered. Furthermore, not registering the re-sale of their shares could prevent investors from taking advantage of market opportunities or from liquidating an investment if there is a fundamental shift in such investors’ investment judgment about a company. Finally, shares that are registered for re-sale are generally eligible to be used as margin collateral under the margin regulations of the Federal Reserve. Restricted securities are not “margin stock.”

Number of selling shareholders and the percentage of the overall offering made by each shareholder; Number of shares being sold

Number of Investors; Percentage of Overall Offering

As a result of the relatively low limit on the maximum number of shares of Common Stock issuable prior to effectiveness of stockholder approval of the Transaction under Nasdaq rules, the Transaction was fully subscribed and placed with only two investors. Consequently, there are two selling stockholders, Hudson Bay Master Fund Ltd. and Capital Ventures International, which potentially may sell up to 2,625,658 and 2,625,657 shares of Common Stock, respectively, or in each case approximately 50% of the shares of Common Stock being registered under the Registration Statement. As noted above, the Company has been advised that the Investors acquired their securities for investment purposes and not with the purpose or intent of effecting a distribution in violation of the Securities Act.

As noted above, there are no affiliations or other relationships between the Investors and there is no evidence that the Investors have any plan to act in concert to effect a distribution of their shares of Common Stock. Such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign

Securities and Exchange Commission

July 1, 2011

the same investment documents do not constitute a “group” for 13(d) purposes. Accordingly, absent evidence to the contrary, the Company does not believe that there is a valid basis to impute to the Investors any intent to act in concert to effect a distribution of the shares of Common Stock.

Number of Shares being Sold

Although the Company acknowledges that the 5,251,315 shares included in the Registration Statement represent approximately 216% of the outstanding shares of Common Stock held by non-affiliates immediately prior to the Transaction, it notes that such shares represent less than 66% of the total number of shares of Common Stock outstanding immediately prior to the Transaction and less than 41%, taking into account 4,827,000 shares of Common Stock issuable at any time, for no additional consideration, to Novogen Limited upon conversion of the Company’s outstanding Series A Convertible Preferred Stock. In addition, the Company submits that in light of the significant ownership position of Novogen Limited and the Company’s stock price (closing bid price of $1.36 per share on the date immediately prior to the consummation of the Transaction), in order to raise any appreciable amount of capital the Company must necessarily issue a relatively significant number of shares relative to the number of shares of Common Stock held by non-affiliates. Novogen has invested in the Company as part of a broad-ranging collaboration in connection with its product development efforts. We note that members of the staff of the Division of Corporation Finance have indicated that shares held by strategic investors with respresentation on the Company’s board of directors can be included in the Company’s non-affiliated float for purposes of this analysis.2

In addition, the number of shares being offered is only one of the factors cited in the C&DI to be considered when determining whether a secondary offering should be considered a primary offering on behalf of the registrant. Where an offering otherwise constitutes a secondary offering, there is nothing inherent in the registration of a large number of shares by a selling shareholder that turns a secondary offering into a primary offering — such fact is just one possible indicator that an offering styled as a secondary offering is actually a primary transaction. For the reasons set forth in this response, we believe that the shares being registered for resale are being registered for the benefit of the selling stockholders.

Relationship of each selling shareholder to us; Affiliate analysis

Neither of the Investors had any relationship with the Company prior to their investment in the Transaction.

Under Rule 405 promulgated under the Securities Act, an “affiliate” is defined as any person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, an issuer.

[2]	Remarks of Thomas Kim, Chief Counsel, Division of Corporation Finance, PLI Securities Regulation Institute (November 2010).

Securities and Exchange Commission

July 1, 2011

Upon the issuance of a total of 835,217 shares of Common Stock on May 18, 2011, each of the selling shareholders became beneficial owners of approximately 4.7% of the Common Stock. Although the Company acknowledges that, as described above, a substantial number of shares of Common Stock are potentially issuable to each of the Investors upon full exercise of the Series A and Series B Warrants (resulting in total share ownership by each Investor of up to a number equal to approximately 20% of the Company’s outstanding shares of Common Stock (although the Series A and Series B Warrants are not exercisable to the extent such exercise would cause an Investor to beneficially own in excess of 9.99% of the Company’s then outstanding Common Stock), excluding any Adjustment Shares that may become issuable and assuming no other issuances), Novogen Limited currently owns 5,240,829 shares of the Company’s Common Stock, or 59% of the outstanding shares of Common Stock as of June 30, 2011, and has the right to acquire an additional 4,827,000 (or up to 9,654,000 upon the occurrence of certain milestones in the development of the intellectual property acquired by the Company from Novogen Limited earlier in 2011) shares of common stock at any time, for no additional consideration, upon the conversion of the Company’s Series A Convertible Preferred Stock. Accordingly, any element of control, which as the SEC has indicated is a key factor in the determination of affiliate status, potentially attributable to the stock ownership of the selling shareholders is effectively negated by Novogen’s control of the Company. In addition, none of the Investors nor any of their respective affiliates are officers or directors of the Company, nor do either of the Investors have any board of director appointment or other corporate governance rights or other indicia of control, under the Transaction documentation or otherwise.

Thus, the Investors are not affiliates of the Company and certainly do not have sufficient control to establish a parent/subsidiary relationship that would disqualify them from a resale shelf offering. Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, so long as the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. Even though the Investors are not affiliates of the Company, the Company notes that in the SEC’s Compliance and Disclosure Interpretation 116.15, in response to a question whether parents, subsidiaries or affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings, the Compliance and Disclosure Interpretation states that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” Accordingly, if affiliates can make genuine secondary offerings, then certainly non-affiliates, such as the Investors, can do so.

For the reasons stated herein, the Company believes that Rule 415(a)(1)(i) is available for the selling shareholders of the Company to register their shares on a secondary basis.

Relationship among selling shareholders

As noted above, to the Company’s knowledge there is no affiliation or other relationship among the selling shareholders, and no indication that the Investors are acting as a group with respect to the resale of their securities.

Securities and Exchange Commission

July 1, 2011

Dollar value of shares registered in relation to proceeds received

As described above, on May 18, 2011, we issued 835,217 shares of Common Stock, as well as Series A Warrants and Series B Warrants to purchase up to 4,416,098 shares of Common Stock, to the Investors, for gross proceeds of $1,113,344.26 or $1.333 per share. The closing price of the Common Stock on the Nasdaq Stock Market was $1.47 per share, on May 13, 2011, the date immediately prior to entry into the Securities Purchase Agreement and $1.61 per share on April 29, 2011, the date immediately prior to entry into the Original Securities Purchase Agreement. As described above, the exercise of the Series A Warrants, which are exercisable on a cash or cash-less basis, and the Series B Warrants, which are exercisable solely on a cash basis, requires the payment of the exercise prices described below by the Investors. If the Series A Warrants were exercised on a cash-less basis, we would not receive any additional cash proceeds. However, the number of shares of Common Stock issuable upon exercise of such Series A Warrants would be reduced.

Assuming the applicable price payable under the Series A Warrants is $1.333 and under the Series B Warrants is $1.1475 (requiring a weighted average trading price of our Common Stock (calculated as described below for the Series B Warrants) of $1.35 per share, which was the closing price of the Common Stock on Nasdaq on May 18, 2011, the date of issuance of the Series A and Series B Warrants) at the time all of the Series A and Series B Warrants were exercised, the total consideration paid by the selling shareholders upon exercise of the Warrants would be over $5.4 million. Together with the purchase price paid for the shares of Common Stock issued on May 18, 2011, the total consideration for the shares of Common Stock registered under the Registration Statement would be over $6.5 million and the price paid by the Investors per share of Common Stock would be $1.26 per share.

The Company did not pay any fees to the Investors. The Company agreed to reimburse up to $93,000 of legal fees incurred by the Investors in connection with the Transaction. The Company paid to the Placement Agent a cash fee equal to 7% of the gross proceeds of the Transaction and issued warrants for the purchase of an amount of Common Stock (which the Company is not seeking to register under the Registration Statement) equal to 7% of the 835,217 shares of Common Stock issued on May 18, 2011, which warrants are exercisable on the same terms, including as to the increase in the number of shares of Common Stock issuable upon exercise, as the Series A Warrants.

The Company has also agreed that if the applicable price based on the trading price of its Common Stock is below $0.75 per share on an Adjustment Date, the Company will, in addition to issuing the applicable number of Adjustment Shares, refund to the Investors an amount in cash per share of Common Stock purchased by such investor in the Transaction based on the difference between $0.75 and the applicable price of the Common Stock on such Adjustment Date.3 As a result, for each $0.01 the applicable price is below $0.75 on an Adjustment Date, the Company will pay to the respective Investors $0.01 per share of Common Stock issued on May 18, 2011 or theretofore upon exercise of the Series B Warrants. For example, if the applicable price on an Adjustment Date were $0.65 per share, the Company would incur an

[3]	The applicable price with respect to an Adjustment Date will be equal to 85% of the eight lowest volume-weighted average daily prices of the Common Stock during the 20 trading days immediately following the trigger date for such Adjustment Date.

Securities and Exchange Commission

July 1, 2011

unsecured obligation to pay $0.10 per share, or an aggregate of $83,522 (or $300,075 if all of the Series B Warrants were exercised prior to such Adjustment Date), to the Investors in cash. The Company is not registering any of the Adjustment Shares on the Registration Statement. As such, there would be no difference in the relationship between the dollar value of shares registered on the Registration Statement and proceeds, net of any refunds, received by the Company from the Investors unless the applicable price of the Company’s Common Stock was below $0.75 on an Adjustment Date.

Discount at which the shareholders will purchase the common stock underlying the warrants upon issuance

The Series A Warrants have an exercise price of $1.57 and, therefore, were issued with an initial exercise price exceeding the market value of the Company’s shares of Common Stock on the date of issuance. The Series B Warrants have an exercise price equal to the lower of $1.333 or 85% of the arithmetic average of the lowest eight weighted average prices of the Common Stock during the 20 consecutive trading day period (a) in the case of a voluntary exercise by the selling shareholders, ending on the trading day immediately preceding the date of delivery of a notice of exercise, and (b) in the case of an exercise that the Company may require upon the satisfaction of certain conditions, immediately following the fifth trading day following the date of delivery of a notice of such required exercise. The Series A Warrants and the Series B Warrants are subject to certain anti-dilution adjustments, including, upon the sale or deemed sale by the Company after the date of the Securities Purchase Agreement of any shares of Common Stock at a price per share below the exercise price of the Series A Warrants or the Series B Warrants, the reduction of the exercise price of the applicable series of warrants to an amount equal to such lower price.

Accordingly, absent a subsequent sale by the Company of its securities below $1.333, the discount, from the closing bid price of the Common Stock on Nasdaq on May 18, 2011 of $1.35 per share, at which Investors would be entitled to purchase shares of Common Stock (1) upon exercise of Series A Warrants would be less than $0.02 per share (1.5%) and (2) upon exercise of Series B Warrants would be approximately $0.20 per share (15%) assuming the weighted average price of the Common Stock, calculated as, and during the period described above, equals $1.35 per share.

Although the Series B Warrants do have a market-adjusted exercise price, the terms of the Warrants do not resemble the type of “toxic” convertibles that have given rise to concern that the offering is an indirect primary offering. For example, the number of shares of Common Stock issuable upon exercise of the Series B Warrants is not subject to market adjustments, which effectively caps the number of shares issuable thereunder, and the Company may require the holders to exercise their Series B Warrants in the event all of the following conditions are satisfied (or, in the case of clause (ii) or (iii), waived by the holder): (i) the shareholder approval of the Transaction has become effective, (ii) all of the shares of Common Stock issuable upon exercise of the Series B Warrants are able to be resold without restriction or limitation pursuant to an effective registration statement and (iii) all of the 835,217 shares of Common Stock sold in the private placement, the shares of the Common Stock issuable upon exercise of the Series A and Series B Warrants and the Adjustment Shares are able to be resold without restriction or limitation pursuant to an effective registration statement or Rule 144 under

Securities and Exchange Commission

July 1, 2011

the Securities Act, as well as certain other equity conditions, including certain minimum trading volume requirements, and in consideration of such potential required further cash exercise payment by the Investors the exercise price of the Series B warrants was based on the same market-based formula used to arrive at the sale price of the Common Stock under the Securities Purchase Agreement.

Unless the Company requires an exercise as described above, each selling shareholder will make an independent determination of whether it wants to exercise its Warrants and in all events, if and when, it wants to sell the underlying shares of Common Stock. There is also no requirement that the shares be sold immediately upon exercise of the Warrants. For tax and investment reasons, the holders may decide to exercise the Warrants and hold the shares. Moreover, the lack of a substantial, active trading market for the Company’s Common Stock effectively negates any prospect of the selling shareholders quickly reselling their securities.

Whether or not any of the selling shareholders is in the business of buying and selling securities

As described above, the Investors are accredited institutional investors that buy and sell portfolio securities for their own accounts.

The Company is advised that none of the Investors are in the business of underwriting securities. Nor is any Investor a registered broker-dealer or an affiliate of a registered-broker dealer, other than Capital Ventures International which is affiliated with one or more registered broker-dealers. Each of the Investors, including Capital Ventures International, made extensive representations and warranties in the Securities Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act.

Whether under all the circumstances it appears that the seller is acting as a conduit for the Issuer

The Company respectfully submits that the facts and analysis provided above do not support a conclusion that the Investors are engaged in a distribution or acting as conduits for the Company. In addition, none of the Investors are in the business of underwriting securities and there is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares of Common Stock. In these circumstances, the Company respectfully submits that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering and requests the Staff to concur that it may proceed consistent with Rule 415.

As noted, the Investors have already been at risk with respect to 835,217 shares for a substantial period. There is no assurance that those shares will be registered for resale and if registered, will be able to be sold at a profit. Series B Warrants can only be exercised for cash and only for a

Securities and Exchange Commission

July 1, 2011

limited period of one year and Series A Warrants are only exercisable above the base amount of 626,413 shares if the Series B Warrants are exercised and only at the fixed purchase price. There is no assurance that if exercised, the warrant shares can be sold at a profit into the market. Only limited downside protection is provided by the Company’s agreement to issue Adjustment Shares (which is capped at $0.75 per share) and to make a cash payment for any market price drop below that point (essentially making the Investors unsecured creditors). Thus, the Investors are not acting as a riskless conduit for an indirect offering by the Company.

Incorporation of Certain Information by Reference, page 23

2. We note that you are incorporating by reference a Current Report on Form 8-K that was filed on March 16, 2011. As there was no 8-K filed on that date, but there was one filed on March 18, 2011, it appears that this date is in error. Please amend this registration statement to make the appropriate correction.

Response: The Company notes the Staff’s comment and will amend the Form S-3 to refer to the March 18, 2011 Form 8-K filing and delete the reference to May 16, 2011.

*****

If you have any questions concerning responses to these comments, please contact the undersigned at (858) 792-0865 or Thomas M. Zech at (858) 369-7111.

Very truly yours,

/s/ DANIEL P. GOLD

Daniel P. Gold President and Chief Executive Officer

cc:	Steven A. Navarro
Finnbarr D. Murphy
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178